UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No.   )*

Under the Securities Exchange Act of 1934

Dialysis Corporation of America
(Name of Issuer)
Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)
252529102
(CUSIP Number)
Thomas L. Weinberg, Esq.
Senior Vice President and General Counsel
U.S. Renal Care, Inc.
2400 Dallas Parkway, Suite 350
Plano, Texas 75093
(214) 736-2700
Copy To:
James R. Griffin, Esq.
Fulbright & Jaworski L.L.P.
2200 Ross Avenue, Suite 2800
Dallas, Texas 75201-2784
(214) 855-8000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
April 13, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	252529102

1.	Names of Reporting Persons.
U.S. Renal Care, Inc. Tax I.D. No.: 62-1826478

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☑
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

☐

6.	Citizenship or Place of Organization

Delaware

	7.	Sole Voting Power

Number of		0

Shares	8.	Shared Voting Power
Beneficially
Owned by		2,226,841*

Each	9.	Sole Dispositive Power
Reporting
Person		0

With:	10.	Shared Dispositive Power

2,226,841*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

2,226,841*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13.	Percent of Class Represented by Amount in Row (11)

23.0%*+

14.	Type of Reporting Person (See Instructions)

CO/HC
* Beneficial ownership of the above referenced securities is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such securities as a result of Tender and Voting Agreements (as defined in Item 4 below) entered into with beneficial owners of such securities as described herein. Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by either of the reporting persons that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, or for any other purpose, and such beneficial ownership is expressly disclaimed.
+ Based on 9,610,373 shares of common stock outstanding as of April 13, 2010, as represented in the Merger Agreement (as defined below), plus 62,500 shares for outstanding options that are vested as of the date hereof, for an aggregate amount of 9,672,873. Under the Tender and Voting Agreements, the Shareholders (as defined in Item 3) have also agreed that all of their derivative securities in DCA (including unvested options, unvested restricted shares and unvested restricted stock units, collectively, the “Derivative Securities”) are subject to the terms and conditions contained therein. These Derivative Securities, which consist of 125,000 shares of restricted stock of DCA that have not been issued, 10,000 restricted stock units, and 37,500 options to acquire shares of common stock of DCA, are not included as beneficially owned by the Reporting Parties for purposes of this Schedule 13D. Under the terms of these Derivative Securities, such securities will vest at the earlier of (a) a date that is later than 60 days from the date hereof, or (b) upon a “change of control” of DCA (which may or may not be within 60 days of the day of this Schedule 13D). If these securities were deemed to be included in shares of DCA beneficially owned by the Reporting Parties, such share total would be increased by 172,500 shares to an aggregate of 2,399,341 shares of DCA common stock, which would represent 24.4% of the then-outstanding shares of DCA common stock.

CUSIP No.	252529102

1.	Names of Reporting Persons.
Urchin Merger Sub, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☑
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

AF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

☐

6.	Citizenship or Place of Organization

Florida

	7.	Sole Voting Power

Number of		0

Shares	8.	Shared Voting Power
Beneficially
Owned by		2,226,841*

Each	9.	Sole Dispositive Power
Reporting
Person		0

With:	10.	Shared Dispositive Power

2,226,841*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

2,226,841*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13.	Percent of Class Represented by Amount in Row (11)

23.0%*+

14.	Type of Reporting Person (See Instructions)

CO
* Beneficial ownership of the above referenced securities is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such securities as a result of Tender and Voting Agreements (as defined in Item 4 below) entered into with beneficial owners of such securities as described herein. Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by either of the reporting persons that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, or for any other purpose, and such beneficial ownership is expressly disclaimed.
+ Based on 9,610,373 shares of common stock outstanding as of April 13, 2010, as represented in the Merger Agreement (as defined below), plus 62,500 shares for outstanding options that are vested as of the date hereof, for an aggregate amount of 9,672,873. Under the Tender and Voting Agreements, the Shareholders (as defined in Item 3) have also agreed that all of their derivative securities in DCA (including unvested options, unvested restricted shares and unvested restricted stock units, collectively, the “Derivative Securities”) are subject to the terms and conditions contained therein. These Derivative Securities, which consist of 125,000 shares of restricted stock of DCA that have not been issued, 10,000 restricted stock units, and 37,500 options to acquire shares of common stock of DCA, are not included as beneficially owned by the Reporting Parties for purposes of this Schedule 13D. Under the terms of these Derivative Securities, such securities will vest at the earlier of (a) a date that is later than 60 days from the date hereof, or (b) upon a “change of control” of DCA (which may or may not be within 60 days of the day of this Schedule 13D). If these securities were deemed to be included in shares of DCA beneficially owned by the Reporting Parties, such share total would be increased by 172,500 shares to an aggregate of 2,399,341 shares of DCA common stock, which would represent 24.4% of the then-outstanding shares of DCA common stock.

Item 1. Security and Issuer
The class of equity securities to which this statement relates is common stock, par value $0.01 per share, of Dialysis Corporation of America, a Florida corporation (“DCA”). The principal executive offices of DCA are located at 1302 Concourse Drive, Suite 204, Linthicum, Maryland 21090.
Item 2. Identity and Background
(a) The names of the persons filing this statement are U.S. Renal Care, Inc., a Delaware corporation (“USRC”), and Urchin Merger Sub, Inc., a Florida corporation and a wholly owned subsidiary of USRC (“Merger Sub,” and together with USRC, the “Reporting Parties”).
(b) The business address of the Reporting Parties is 2400 Dallas Parkway, Suite 350, Plano, Texas 75093.
(c) USRC provides dialysis and ancillary services to patients suffering from kidney failure, generally referred to as end stage renal disease. USRC was founded in 2000 by an experienced team of healthcare executives. USRC works in partnership with nephrologists to develop, acquire and operate outpatient treatment centers which provide hemodialysis, peritoneal dialysis and ancillary services to patients suffering from kidney failure, generally referred to as end stage renal disease, or ESRD. USRC currently has a network of 55 clinics in Arkansas and Texas which care for approximately 3,000 dialysis patients. In addition, USRC manages several acute setting dialysis programs in conjunction with local community hospitals. Merger Sub is a Florida corporation and a wholly owned subsidiary of USRC. Merger Sub was organized by USRC to acquire DCA and has not conducted any other activities since its organization.
(d) Neither the Reporting Parties nor, to the knowledge of the Reporting Parties, any person identified on Schedule A attached hereto during the last five years has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) Neither the Reporting Parties nor, to the knowledge of the Reporting Parties, any person identified on Schedule A attached hereto during the last five years has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) All of the directors and executive officers of USRC named in Schedule A attached hereto are citizens of the United States.
Set forth on Schedule A is the name and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of USRC as of the date hereof.
Item 3. Source and Amount of Funds and Other Considerations
The Tender and Voting Agreements (as defined in Item 4 below) were entered into among USRC, Merger Sub, and the following directors and executive officers of DCA who are also shareholders of DCA: Stephen W. Everett, President, Chief Executive Officer and Director; Thomas K. Langbein, Chairman of the Board and Chief of Strategic Alliance and Investor Relations; Peter D. Fischbein, Director; Robert W. Trause, Director; Kenneth J. Bock, Director; Andrew J. Jeanneret, Vice President, Finance and Chief Financial Officer; Thomas P. Carey, Vice President, Operations and Chief Operating Officer; Daniel R. Ouzts, Vice President, Finance, Chief Accounting Officer and Treasurer; and Joanne Zimmerman, Vice President, Clinical Services and Compliance Officer (collectively, the “Shareholders”). The Shareholders entered into the Tender and Voting Agreements as a condition and an inducement to USRC and Merger Sub to enter into the Merger Agreement (as defined in Item 4 below). Neither USRC nor Merger Sub paid additional consideration to the Shareholders in connection with the execution and delivery of the Tender and Voting Agreements, and thus no funds were used for such purpose.

Merger Sub estimates that the total amount of funds required by USRC and Merger Sub to complete the Offer (as defined in Item 4 below) and the Merger (as defined in Item 4 below), repay indebtedness of DCA and its subsidiaries, to refinance USRC’s existing credit facility, and pay related fees and expenses is estimated to be approximately $214.4 million. USRC and Merger Sub expect to fund these payments through (i) loan commitments from Royal Bank of Canada (“Royal Bank”) in an aggregate principal amount of up to $202.5 million, (ii) commitments from certain of USRC’s existing equity holders to purchase up to $25 million of Series D Redeemable Convertible Preferred Stock of USRC, (iii) cash on hand, and (iv) other funds available to USRC and Merger Sub.
A debt commitment letter (the “Debt Commitment Letter”) from Royal Bank and RBC Capital Markets, dated April 13, 2010, sets forth the terms pursuant to which Royal Bank has committed to provide the debt financing. There are various conditions to the obligation of Royal Bank to provide the debt financing, including, among others: (i) execution and delivery of definitive financing documentation consistent with the Debt Commitment Letter and the term sheets therein; (ii) the absence of any material adverse change with respect to DCA; (iii) USRC’s compliance with the terms of the Debt Commitment Letter; (iv) the terms and conditions of the Offer and the related documentation being in form and substance reasonably satisfactory to Royal Bank; (v) the satisfaction of customary financial ratios; (vi) the accuracy of certain of DCA’s representations and warranties in the Merger Agreement; and (vii) the accuracy of certain of USRC’s and Merger Sub’s representations and warranties in the Debt Commitment Letter. The foregoing description of the Debt Commitment Letter is qualified in its entirety by reference to the full text of the Debt Commitment Letter, which is included as Exhibit 7.3 to this Schedule 13D and which is incorporated by reference herein.
USRC has also received an equity commitment from SV Life Sciences Advisors, LLC, Thoma Cressey Fund VIII, L.P., Salix Ventures II, L.P. and Salix Affiliates II, L.P., each of which are current stockholders of USRC, pursuant to which such stockholders have confirmed their commitment to purchase $25 million of Series D Redeemable Convertible Preferred Stock of USRC. There are no conditions to USRC’s receipt of the proceeds from the equity commitment and the Offer is not conditioned upon USRC’s receipt of such proceeds.
Item 4. Purpose of Transaction
(a)-(b) On April 13, 2010, USRC, Merger Sub and DCA entered into an Agreement and Plan of Merger (the “Merger Agreement”) that contemplates the acquisition of all outstanding shares of common stock of DCA. On April 22, 2010, pursuant to the terms of the Merger Agreement, Merger Sub commenced a cash tender offer (the “Offer”) to purchase all outstanding shares of common stock of DCA at a price of $11.25 per share, net to the seller in cash, without interest thereon and less any required withholding taxes (such price, or any other price per share that is paid in the Offer, is referred to as the “Offer Price”).
The obligation of USRC to cause Merger Sub to accept for payment any shares of common stock in the Offer is subject to the closing conditions set forth in the Merger Agreement, including (i) that more than 50% of the shares of common stock outstanding (determined on a fully diluted basis using a formula set forth in the Merger Agreement) have been validly tendered (and not withdrawn), (ii) receipt of proceeds of the debt financing (referenced under Item 3 above) and (iii) that other conditions set forth in the Merger Agreement have been satisfied or waived, including that the waiting periods under applicable antitrust laws have expired or been terminated.
The Merger Agreement also provides that after completion of the Offer, Merger Sub will be merged with DCA and the surviving corporation will be a wholly owned subsidiary of USRC (the “Merger”). Upon completion of the Merger, all remaining outstanding shares of common stock not tendered in the Offer (other than shares that are (i) held by USRC, Merger Sub or any wholly owned subsidiary of USRC or Merger Sub; (ii) held in DCA’s treasury; or (iii) held by shareholders of DCA, if any, who properly exercise any appraisal rights to which they may become entitled under Florida law) will be acquired for cash at the Offer Price and on the terms and conditions set forth in the Merger Agreement.
As a condition of, and an inducement to, USRC and Merger Sub entering into the Merger Agreement, the Shareholders have each entered into a Tender and Voting Agreement (collectively, the “Tender and Voting

Agreements”) pursuant to which each such Shareholder has agreed to tender in the Offer all issued and outstanding shares of common stock of DCA now owned or hereafter acquired by such Shareholder and, if necessary, to vote any such shares of common stock in favor of the transactions contemplated by the Merger Agreement. As of the date of this Schedule 13D, the Reporting Parties understand that the Shareholders beneficially own an aggregate of 2,226,841 shares of common stock.
The foregoing descriptions of the Merger Agreement and the Tender and Voting Agreements are qualified in their entirety by reference to the full text of such agreements, which are included as Exhibits 7.1 and 7.2 and which are incorporated by reference herein.
(c) Not applicable.
(d) The Merger Agreement requires that the board of directors of DCA unanimously vote to: (i) approve and adopt the transactions contemplated by the Merger Agreement, including the Offer and the Merger; (ii) recommend that the shareholders of DCA accept the Offer, tender their shares of common stock pursuant to the Offer and, if required, vote to approve the Merger; (iii) to the extent necessary, adopt a resolution causing DCA not to be subject to any “fair price,” “moratorium,” “control share acquisition,” “interested shareholder,” “business combination,” or similar restriction set forth in any state takeover law (including Sections 607.0901 and 607.0902 of the Florida Business Corporations Act); and (iv) direct that the approval of the Merger Agreement be submitted to the shareholders of DCA if required to consummate the Merger.
If Merger Sub accepts shares of common stock for payment pursuant to the Offer, under the Merger Agreement, USRC will become entitled to designate at least a majority of the members of DCA’s board of directors. However, DCA is required to use commercially reasonable efforts to ensure that, at all times prior to the effective time of the Merger, at least two of the members of its board of directors are individuals who were directors of DCA on the date of the Merger Agreement. DCA must take all actions necessary to cause USRC’s designees to be elected or appointed to its board of directors in such number as is proportionate to USRC’s share ownership, including seeking and accepting resignations of incumbent directors and, if such resignations are not obtained, increasing the size of the board of directors. USRC will obtain control over the management of DCA shortly thereafter. After the election or appointment of the directors designated by USRC to DCA’s board of directors and prior to the completion of the Merger, under the terms of the Merger Agreement, the approval of a majority of the continuing directors who were directors of DCA on the date of the Merger Agreement will be required in order to: (i) amend or waive any term or condition of the Merger Agreement, the Merger or DCA’s articles of incorporation or bylaws; (ii) terminate the Merger Agreement on behalf of DCA; or (iii) exercise DCA’s option to extend the time for performance of any of the obligations or other acts of USRC, or waive or assert any of DCA’s rights under the Merger Agreement.
(e) Under the terms of the Merger Agreement, DCA may not: (i) declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of capital stock, or repurchase, redeem or otherwise reacquire any shares of capital stock or other securities; or (ii) sell, issue, grant or authorize the sale, issuance or grant of: (A) any shares of capital stock or other security; (B) any option, call, warrant or right to acquire any shares of capital stock or other security; or (C) any instrument convertible into or exchangeable for any shares of capital stock or other security, in each case except under limited circumstances as set forth in the Merger Agreement.
(f) If the transactions contemplated by the Merger Agreement are consummated, the surviving corporation of the Merger will be a wholly owned subsidiary of USRC.
(g) The Merger Agreement contains provisions that limit the ability of DCA and specified representatives of DCA to engage in a transaction that would effect a change of control of DCA (other than the transactions contemplated by the Merger Agreement) during the pendency of the transactions contemplated by the Merger Agreement.
(h) Pursuant to the Merger Agreement, DCA will apply for delisting of its common stock from The Nasdaq Global Market promptly after the consummation of the Merger.
(i) Upon consummation of the transactions contemplated by the Merger Agreement, the common stock of DCA may become eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

(j) Other than as described above, the Reporting Parties currently have no plan or proposal which relates to, or may result in, any of the matters described in Items 4(a)-(i) of this Schedule 13D (although the Reporting Parties reserve the right to develop such plans).
Item 5. Interest in Securities of the Issuer
(a)-(b) As described in Item 4(a)-(b) of this Schedule 13D, as a result of the Tender and Voting Agreements, the Reporting Parties share the power to vote or to direct the vote of the securities subject to the Tender and Voting Agreements with respect to certain matters as set forth in such Tender and Voting Agreements. In addition, as a result of the Tender and Voting Agreements, the Reporting Parties share the power to dispose or to direct the disposition with respect to the securities subject to the Tender and Voting Agreements. The Reporting Parties, however, hereby disclaim beneficial ownership of such shares and this Schedule 13D shall not be construed as an admission that the Reporting Parties are, for any or all purposes, the beneficial owner of the securities covered by this Schedule 13D. Except as set forth in this Schedule 13D, no shares of common stock are beneficially owned by the Reporting Parties or, to the knowledge of the Reporting Parties, any person listed on Schedule A to this Schedule 13D. The description contained in this Item 5 of the transactions contemplated by the Tender and Voting Agreements is qualified in its entirety by reference to the full text of the Tender and Voting Agreements, a copy of the form of which is included with this Schedule 13D as Exhibit 7.2 and is incorporated herein by reference.
Schedule B to this Schedule 13D sets forth, to the knowledge of the Reporting Parties, the following information for those natural persons with whom the Reporting Parties share the power to vote or to direct the vote or to dispose or to direct the disposition of the securities subject to the Tender and Voting Agreements: the name, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of such persons. To the knowledge of the Reporting Parties, all of such natural persons listed on Schedule B to this Schedule 13D are citizens of the United States. Schedule B to this Schedule 13D also sets forth, to the knowledge of the Reporting Parties, the following information for those entities with whom the Reporting Parties share the power to vote or to direct the vote or to dispose or to direct the disposition of the securities subject to the Tender and Voting Agreements: the name, state or other place of organization, principal business and business address, of such entities.
The Reporting Parties have no knowledge that any person listed on Schedule B to this Schedule 13D during the last five years has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). The Reporting Parties have no knowledge that any person listed on Schedule B to this Schedule 13D during the last five years has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(c) Except as disclosed herein, neither the Reporting Parties nor, to the knowledge of the Reporting Parties, any person named in Schedule A to this Schedule 13D, has effected any transaction in shares of common stock of DCA during the past 60 days.
(d) To the knowledge of the Reporting Parties, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities subject to the Tender and Voting Agreements.
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Other than as described in Items 4 and 5 above, the Reporting Parties are not a party to any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of DCA, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profit, division of profits or losses, or the giving or withholding of proxies.
Item 7. Material to be Filed as Exhibits

Exhibit No.	Document
7.1	Agreement and Plan of Merger, dated as of April 13, 2010, by and among U.S. Renal Care, Inc., Urchin Merger Sub, Inc., and Dialysis Corporation of America*

7.2	Form of Tender and Voting Agreement, dated as of April 13, 2010, by and among U.S. Renal Care, Inc., Urchin Merger Sub, Inc., Dialysis Corporation of America and each of the following: Stephen W. Everett; Thomas K. Langbein; Peter D. Fischbein; Robert W. Trause; Kenneth J. Bock; Andrew J. Jeanneret; Thomas P. Carey; Daniel R. Ouzts; and Joanne Zimmerman.*

7.3	Debt Commitment Letter, dated as of April 13, 2010, by and among U.S. Renal Care, Inc., Urchin Merger Sub, Inc., Royal Bank of Canada and RBC Capital Markets*

99.1	Joint Filing Agreement, dated April 23, 2010, between U.S. Renal Care, Inc. and Urchin Merger Sub, Inc., pursuant to Rule 13d-1(k)(1)

*	Incorporated by reference to the Schedule TO filed by U.S. Renal Care, Inc. and Urchin Merger Sub, Inc. with the Securities and Exchange Commission on April 22, 2010.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

U.S. RENAL CARE, INC.
By:	/s/ Thomas L. Weinberg
	Name:	Thomas L. Weinberg
	Title:	Senior Vice President and General Counsel

URCHIN MERGER SUB, INC.
By:	/s/ Thomas L. Weinberg
	Name:	Thomas L. Weinberg
	Title:	Vice President

Dated: April 23, 2010

SCHEDULE A
EXECUTIVE OFFICERS AND DIRECTORS OF U.S. RENAL CARE, INC.
Executive Officers of U.S. Renal Care, Inc.

Name	Position
J. Christopher Brengard	Chief Executive Officer
Stephen Pirri	Chief Operating Officer
James D. Shelton	Executive Vice President — Chief Financial Officer
Dr. Stan Lindenfeld	Senior Vice President and Chief Medical Officer
Jack F. Egan	Senior Vice President
Thomas L. Weinberg	Senior Vice President and General Counsel
All individuals named in the table above are employed by U.S. Renal Care, Inc. The address of U.S. Renal Care, Inc.’s principal executive offices is 2400 Dallas Parkway, Suite 350, Plano, Texas 75093.
Directors of U.S. Renal Care, Inc.

Name, Principal Business and
	Present Principal Occupation or	Address of Organization in which
Name	Employment	Employed
J. Christopher Brengard	Chief Executive Officer, U.S. Renal Care, Inc.	c/o U.S. Renal Care, Inc. 2400 Dallas Parkway, Suite 350 Plano, TX 75093

Jack F. Egan	Senior Vice President, U.S. Renal Care	c/o U.S. Renal Care, Inc. 2400 Dallas Parkway, Suite 350 Plano, TX 75093

Martin F. Jackson	Chief Financial Officer, Select Medical Corporation	c/o U.S. Renal Care, Inc. 2400 Dallas Parkway, Suite 350 Plano, TX 75093

Eugene Hill	General Partner, SV Life Sciences	c/o U.S. Renal Care, Inc. 2400 Dallas Parkway, Suite 350 Plano, TX 75093

David Ward	General Partner, Salix Ventures	c/o U.S. Renal Care, Inc. 2400 Dallas Parkway, Suite 350 Plano, TX 75093

John P. Byrnes	Chief Executive Officer, Lincare, Inc.	c/o U.S. Renal Care, Inc. 2400 Dallas Parkway, Suite 350 Plano, TX 75093

Barry C. Cosgrove	Private Investor	c/o U.S. Renal Care, Inc. 2400 Dallas Parkway, Suite 350 Plano, TX 75093

Bryan Cressey	Partner, Cressey & Company	c/o U.S. Renal Care, Inc. 2400 Dallas Parkway, Suite 350 Plano, TX 75093

Executive Officers of Urchin Merger Sub, Inc.

Name	Position
J. Christopher Brengard	President
James D. Shelton	Vice President, Treasurer
Thomas L. Weinberg	Vice President, Secretary
All individuals named in the table above are employed by U.S. Renal Care, Inc. The address of U.S. Renal Care, Inc.’s principal executive offices is 2400 Dallas Parkway, Suite 350, Plano, Texas 75093.
Directors of Urchin Merger Sub, Inc.

Name, Principal Business and
	Present Principal Occupation or	Address of Organization in which
Name	Employment	Employed
J. Christopher Brengard	Chief Executive Officer, U.S. Renal Care, Inc.	c/o U.S. Renal Care, Inc. 2400 Dallas Parkway, Suite 350 Plano, TX 75093

James D. Shelton	Executive Vice President — Chief Financial Officer	c/o U.S. Renal Care, Inc. 2400 Dallas Parkway, Suite 350 Plano, TX 75093

Thomas L. Weinberg	Senior Vice President and General Counsel	c/o U.S. Renal Care, Inc. 2400 Dallas Parkway, Suite 350 Plano, TX 75093

SCHEDULE B
NATURAL PERSONS WITH WHOM
U.S. RENAL CARE, INC. AND URCHIN MERGER SUB, INC.
SHARES VOTING AND DISPOSITIVE POWER

Name, Principal Business and
	Present Principal Occupation or	Address of Organization in which
Name	Employment	Employed
Stephen W. Everett	President, Chief Executive Officer and Director, Dialysis Corporation of America	c/o Dialysis Corporation of America 1302 Concourse Drive, Suite 204 Linthicum, Maryland 21090

Thomas K. Langbein	Chairman of the Board and Chief of Strategic Alliance and Investor Relations, Dialysis Corporation of America	c/o Dialysis Corporation of America 1302 Concourse Drive, Suite 204 Linthicum, Maryland 21090

Peter D. Fischbein	Director, Dialysis Corporation of America	c/o Dialysis Corporation of America 1302 Concourse Drive, Suite 204 Linthicum, Maryland 21090

Robert W. Trause	Director, Dialysis Corporation of America	c/o Dialysis Corporation of America 1302 Concourse Drive, Suite 204 Linthicum, Maryland 21090

Kenneth J. Bock	Director, Dialysis Corporation of America	c/o Dialysis Corporation of America 1302 Concourse Drive, Suite 204 Linthicum, Maryland 21090

Andrew J. Jeanneret	Vice President, Finance and Chief Financial Officer, Dialysis Corporation of America	c/o Dialysis Corporation of America 1302 Concourse Drive, Suite 204 Linthicum, Maryland 21090

Thomas P. Carey	Vice President, Operations and Chief Operating Officer, Dialysis Corporation of America	c/o Dialysis Corporation of America 1302 Concourse Drive, Suite 204 Linthicum, Maryland 21090

Daniel R. Ouzts	Vice President, Finance, Chief Accounting Officer and Treasurer, Dialysis Corporation of America	c/o Dialysis Corporation of America 1302 Concourse Drive, Suite 204 Linthicum, Maryland 21090

Joanne Zimmerman	Vice President, Clinical Services and Compliance Officer, Dialysis Corporation of America	c/o Dialysis Corporation of America 1302 Concourse Drive, Suite 204 Linthicum, Maryland 21090
ENTITIES WITH WHOM
U.S. RENAL CARE, INC. AND URCHIN MERGER SUB, INC.
SHARES VOTING AND DISPOSITIVE POWER

State or Other Place of
Name	Organization	Principal Business Address
Dialysis Corporation of America	Florida	Dialysis Corporation of America 1302 Concourse Drive, Suite 204 Linthicum, Maryland 21090